FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July, 2009

PROGEN PHARMACEUTICALS LIMITED

(Translation of registrant’s name into English)

16 Benson St, Toowong, Queensland 4066, Australia

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

Attached as Exhibit 99.1 is a copy of the Company’s Announcements from July 8th 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Progen Pharmaceuticals Limited

T Justus Homburg
Chief Executive Officer

Date: July 21, 2009	By:	Justus Homburg, Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Initial Director’s Interest Notices